Exhibit 99.1

Americas Silver Corporation Provides First Quarter Production and Cost Update

TORONTO--(BUSINESS WIRE)--April 26, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) today announced consolidated production and operating cost results for the first quarter of 2017 and individually for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

First Quarter Highlights (compared to Q1, 2016)

  Consolidated silver production of approximately 524,000 silver ounces and 1.1 million silver equivalent1 ounces, representing decreases of 22% and 13%, respectively. Consolidated cash costs2 were approximately $10.49 per silver ounce, an increase of 7%, while consolidated all-in sustaining costs2 were approximately $14.27 per silver ounce, an increase of 19%.
  Cosalá Operations silver production of approximately 250,000 silver ounces and 537,000 silver equivalent ounces, representing decreases of 19% and 11%, respectively, inclusive of El Cajón development ounces. Cash costs were approximately $2.61 per silver ounce and all-in sustaining costs were approximately $3.21 per silver ounce, down 63% and 63%, respectively, exclusive of El Cajón development ounces and related costs.
  Galena Complex silver production for the quarter of approximately 273,000 silver ounces and 571,000 silver equivalent ounces representing decreases of 25% and 14%, respectively. Cash costs were approximately $15.89 per silver ounce and all-in sustaining costs were approximately $21.86 per silver ounce up 31% and 47%, respectively, due to planned lower grade and longer than expected mill repairs during the quarter.
  Guidance for 2017 remains unchanged at 2.0 - 2.5 million ounces in silver production and 5.5 - 6.0 million ounces of silver equivalent production with projected cash costs of $4.00 - $5.00 per silver ounce and all-in sustaining cash costs of $9.00 - $10.00 per silver ounce.
  The San Rafael Project remains on budget and on time for the start of production by the end of Q3, 2017 despite recent ramp development challenges with poor ground conditions. The Company expects to be back into good ground by the end of April.
  The Company purchased an option on the San Felipe Project for total payment of $7.0 million (plus VAT) in March 2017.
  At the end of the first quarter, the Company drew fully upon the $15 million Glencore facility and fully repaid its existing debt of approximately $8.0 million during the quarter. The Company’s cash balance at March 31, 2017 was $17.6 million.

“As previously announced, the year began slowly at Galena with expected lower grades and some necessary mill maintenance affecting silver and lead production but we are encouraged for the rest of the year with the lower grades, the mill liner changed and the associated backfill challenges behind us,” said Americas Silver President and CEO Darren Blasutti. “Development at San Rafael has recently been slowed but measures have been taken to address the poor ground conditions. We anticipate being able to resume our targeted development rate once we are in more competent ground in early May. We continue to expect to begin production from San Rafael by the end of Q3, 2017 within budget. San Rafael will transform the Company to a first-quartile cash cost producer and generate substantial cash flow in 2018 and beyond.”

The Company expects to release its first quarter financial results on or before May 11, 2017.

Consolidated First Quarter Production Details

Consolidated silver production for the first quarter of 2017 was 523,747 ounces which represents a decrease of 7% over the previous quarter and a decrease of 22% year-over-year. Silver equivalent production was approximately 1.1 million ounces, down 7% over the previous quarter and 13% year-over-year. Consolidated cash costs increased 18% to $10.49 per silver ounce compared to the previous quarter and 7% year-over-year, and all-in sustaining costs increased 23% to $14.27 per silver ounce compared to the previous quarter and 19% year-over-year. Consolidated production levels for the remainder of the year are expected to improve and become similar to fiscal 2016 production levels subsequent to the mill repairs at the Galena Complex during the quarter.

Table 1 Consolidated Production Highlights
	Q1 2017	Q1 2016	Change	Q4 2016	Change
Processed Ore (tonnes milled)	167,493	175,108	-4%	168,038	-1%
Silver Production (ounces)	523,747	672,074	-22%	564,475	-7%
Silver Equivalent Production (ounces)	1,107,460	1,269,120	-13%	1,190,381	-7%
Silver Grade (grams per tonne)	107	135	-21%	116	-7%
Cost of Sales ($ per equiv. ounce silver)[1]	$9.91	$9.53	4%	$10.02	-1%
Cash Costs ($ per ounce silver)[1]	$10.49	$9.82	7%	$8.91	18%
All-in Sustaining Costs ($ per ounce silver)[1]	$14.27	$12.02	19%	$11.57	23%
Zinc Production (pounds)	2,389,133	3,552,522	-33%	2,671,391	-11%
Lead Production (pounds)	6,160,732	7,121,573	-13%	7,277,346	-15%
Copper Production (pounds)	308,100	245,808	25%	260,018	18%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce in Q1, 2017 excludes pre-production of 62,714 silver ounces and 89,042 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

Consolidated production was negatively impacted by expected lower silver and lead grades in the first quarter and an earlier than scheduled mill liner replacement at the Company’s Galena Complex. The associated impact to the mine’s backfill cycle as a secondary result of this replacement also affected production. At the end of December 2016, the Company observed that the mill liner at the Galena Mill would require replacement prior to the scheduled timing in late January 2017. Local management implemented temporary measures until the liners were replaced though the measures resulted in reduced capacity in January and early February. Backfill to the underground operations was reduced in both January and February as a result of the reduced mill capacity impacting production during the quarter. The liner replacement was completed in early February however stope cycles affected production output in the higher grade, mechanized stopes deeper in the mine as a result of backfill shortages. In March 2017, the Company saw a return to the planned milling capacity and grades, and does not expect this situation to impact the results for the remainder of the year. Offsetting this impact was greater than expected output from the Nuestra Señora mine at the Cosalá Operations as it continues to outperform expectations ahead of the scheduled mine closure in Q2, 2017.

During the first quarter, the Company obtained a low-interest, $15.0 million concentrate pre-payment facility with a subsidiary of Glencore PLC to fund a portion of the project costs for San Rafael. At the end of the quarter, the facility was drawn in full and the Company fully repaid its previously outstanding debt of approximately $8.0 million during the quarter. In addition, the Company made a payment of approximately $7.0 million for purchase of the option to acquire 100% interest of the San Felipe property located in Sonora, Mexico. The cash balance as at March 31, 2017 was $17.6 million and the Company expects to be able to fully fund the development of San Rafael.

Cosalá Operations Production Details

The Cosalá Operations produced 250,296 ounces of silver during the first quarter of 2017 and 536,838 ounces of silver equivalent inclusive of pre-production material from El Cajón. Excluding the El Cajón material, the Cosalá Operations produced 187,582 ounces of silver during the first quarter of 2017 and 447,796 ounces of silver equivalent during the same period at cost of sales of $7.17 per silver equivalent ounce, cash costs of $2.61 per silver ounce and all-in sustaining costs of $3.21 per silver ounce. Silver and silver equivalent production decreased 19% and 11%, respectively, compared to Q1, 2016. Cash costs improved by 46% compared to the previous quarter and decreased 63% year-over-year while all-in sustaining costs improved 33% compared to the previous quarter and decreased 63% year-over-year.

Table 2 Cosalá Operations Highlights
	Q1 2017	Q1 2016	Change	Q4 2016	Change
Processed Ore (tonnes milled)	128,577	131,063	-2%	127,224	1%
Silver Production (ounces)	250,296	307,580	-19%	211,075	19%
Silver Equivalent Production (ounces)	536,838	605,774	-11%	495,471	8%
Silver Grade (grams per tonne)	70	88	-20%	63	11%
Cost of Sales ($ per equiv. ounce silver) [1]	$7.17	$8.19	-12%	$9.09	-21%
Cash Costs ($ per ounce silver) [1]	$2.61	$7.12	-63%	$4.83	-46%
All-in Sustaining Costs ($ per ounce silver) [1]	$3.21	$8.59	-63%	$4.77	-33%
Zinc Production (pounds)	2,389,133	3,552,522	-33%	2,671,391	-11%
Lead Production (pounds)	1,124,464	1,510,053	-26%	1,218,151	-8%
Copper Production (pounds)	308,100	245,808	25%	260,018	18%

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce in Q1, 2017 excludes pre-production of 62,714 silver ounces and 89,042 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

In fiscal 2017, the Company planned to operate its Nuestra Señora mine through the end of Q1, 2017, then transition to the El Cajón mine through to the commencement of production from San Rafael. During Q1, 2017, the Nuestra Señora mine exceeded expectations by significantly reducing cash costs, benefiting from its mix of precious and base metals, and higher by-product prices relative to last year. Further material has been identified in the mine to extend its life to June 2017 after which plant feed is expected to transition to El Cajón ore. This extension of Nuestra Señora should result in better than expected costs in the second quarter.

El Cajón development was completed at the end of the first quarter including blasting of the slot raise to allow long hole production to begin. Processing of development ore provided approximately 30,000 tonnes of mill feed during the quarter. Management will be monitoring ore requirements closely leading up to the anticipated commencement of San Rafael production and efforts will be made to maximize cash flow and minimize working capital invested in stockpiles through the transition.

Development at the Company’s San Rafael deposit and improvements at the Los Braceros plant continues to progress towards the start of production by the end of Q3, 2017. In mid/late February, ramp development encountered an isolated area of poor ground conditions associated with several faults and karst zones. As a result, development slowed significantly as local management identified different options for progressing through these areas. A geotechnical consultant was engaged to identify appropriate ground support methods to develop through these zones. In March 2017, the Company implemented the recommended ground support and continued to advance slowly through the affected area. The Company expects to be back in good ground conditions by the end of April. Optimization of the mine’s development design has reduced the overall development meters required to access the initial ore zone, which will help to offset the current delays with ramp development. Mill modifications are progressing well with work expected to be completed by mid-July. Despite these current challenges, the Company expects to deliver production from San Rafael on budget by the end of Q3, 2017.

An exploration budget of $2 million has been approved for the Cosalá Operations. Work will focus on upgrading and extending existing resources in the San Rafael/El Cajón corridor with an emphasis on testing the southeast extension of San Rafael's Zone 120. This drilling is the first exploration drilling at the Cosalá Operations in over 4 years. The Company expects to update the market on its drilling results at both Cosalá and Galena Complex before the end of the second quarter.

Galena Complex Production Details

The Galena Complex produced 273,451 ounces of silver during the first quarter of 2017 and 570,622 ounces of silver equivalent during the same period at cost of sales of $12.05 per silver equivalent ounce, cash costs of $15.89 per silver ounce and all-in sustaining costs of $21.86 per silver ounce. Silver and silver equivalent production decreased 23% and 18%, respectively, compared to the previous quarter. Cash costs were up 40% compared to the previous quarter and 31% year-over-year and all-in sustaining costs were up 40% compared to the previous quarter and 47% year-over-year.

Table 3 Galena Complex Highlights
	Q1 2017	Q1 2016	Change	Q4 2016	Change
Processed Ore (tonnes milled)	38,916	44,045	-12%	40,814	-5%
Silver Production (ounces)	273,451	364,494	-25%	353,400	-23%
Silver Equivalent Production (ounces)	570,622	663,346	-14%	694,910	-18%
Silver Grade (grams per tonne)	230	276	-17%	280	-18%
Cost of Sales ($ per equiv. ounce silver)	$12.05	$10.75	12%	$10.69	13%
Cash Costs ($ per ounce silver)	$15.89	$12.10	31%	$11.35	40%
All-in Sustaining Costs ($ per ounce silver)	$21.86	$14.92	47%	$15.63	40%
Lead Production (pounds)	5,036,268	5,611,520	-10%	6,059,195	-17%

As previously noted, management budgeted for lower grades in the quarter, however the cumulative impact stemming from the Galena mill liner replacement resulted in a decreased level of production from the higher grade, deeper mechanized stopes as backfill availability was constrained by the mill shutdown. These issues were rectified by the end of the quarter and the Company expects the rest of the year to return to the budgeted plan including significantly decreased cash and all-in sustaining costs per ounce compared to the first quarter of 2017.

SEC Filing

The Company has filed its Form 40-F which includes the Audited Consolidated Financial Statements, related Management’s Discussion and Analysis and its Annual Information Form for the year ended December 31, 2016, with the Securities and Exchange Commission (“SEC”) on EDGAR on March 31, 2017.

An electronic copy of each document is available on Americas Silver website at www.americassilvercorp.ca and on Americas Silver Corporation SEDAR profile at www.sedar.com. Shareholders may request a hard copy of the complete audited financial statements free of charge upon request.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper spot prices during each respective period.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A. The performance measures for the quarter ended March 31, 2017 are preliminary throughout this press release subject to refinement from the Company’s first quarter financial results to be released on or before May 11, 2017.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO